Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2011 RESULTS

Thursday, February 23, 2012, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2011.

On January 1, 2011, we adopted United States generally accepted accounting principles (“GAAP”) as our primary basis of accounting.  All financial information in this press release has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2011	2010	2011	2010

Sales	$7,251	$6,439	$28,748	$23,465

Income from operations before income taxes	$291	$224	$1,217	$1,197

Net income attributable to Magna International Inc.	$312	$219	$1,018	$1,003

Diluted earnings per share	$1.32	$0.89	$4.20	$4.30

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

THREE MONTHS ENDED DECEMBER 31, 2011

We posted sales of $7.3 billion for the fourth quarter ended December 31, 2011, an increase of 13% from the fourth quarter of 2010. The higher sales level was a result of increases in our North American, European and Rest of World production sales, and complete vehicle assembly sales in the fourth quarter of 2011 relative to the comparable quarter in 2010.

During the fourth quarter ended December 31, 2011, vehicle production increased 15% in North America and declined 4% in Western Europe, each compared to the fourth quarter of 2010.

Complete vehicle assembly sales increased 3% to $625 million for the fourth quarter of 2011 compared to $608 million for the fourth quarter of 2010, while complete vehicle assembly volumes increased 19% to approximately 30,000 units.

During the fourth quarter of 2011, income from operations before income taxes was $291 million, net income attributable to Magna International Inc. was $312 million and diluted earnings per share were $1.32, increases of $67 million, $93 million and $0.43, respectively, each compared to the fourth quarter of 2010. Excluding other expense, net recorded in the fourth quarters of 2011 and 2010 and the U.S. Valuation Allowance, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $69 million, $20 million and $0.13, respectively, each compared to the fourth quarter of 2010.

During the fourth quarter ended December 31, 2011, we generated cash from operations of $474 million before changes in non-cash operating assets and liabilities, and generated $288 million in non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2011 were $685 million, including $528 million in fixed asset additions, $101 million to purchase subsidiaries, and $56 million in investments and other assets.

YEAR ENDED DECEMBER 31, 2011

We posted sales of $28.7 billion for the year ended December 31, 2011, an increase of 23% from the year ended December 31, 2010. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.

During the year ended December 31, 2011, vehicle production increased 10% to 13.1 million units in North America and 3% to 13.7 million units in Western Europe, each compared to 2010.

Complete vehicle assembly sales increased 24% to $2.7 billion for the year ended December 31, 2011 compared to $2.2 billion for the year ended December 31, 2010, while complete vehicle assembly volumes increased 51% to approximately 130,000 units.

During the year ended December 31, 2011, income from operations before income taxes was $1.2 billion, net income attributable to Magna International Inc. was $1 billion and diluted earnings per share were $4.20, increases of $20 million, $15 million and a decrease of $0.10, respectively, each compared to 2010. Excluding other expense, net recorded in 2011 and 2010 and the U.S. Valuation Allowance, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $151 million, $74 million and $0.16, respectively, each compared to 2010.

During the year ended December 31, 2011, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.8 billion, and invested $638 million in non-cash operating assets and liabilities. Total investment activities for the year of 2011 were $1.55 billion, including $1.2 billion in fixed asset additions, $196 million in investments and other assets and $120 million to purchase subsidiaries.

A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2011 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Our Board of Directors also declared an increased quarterly dividend of $0.275 per Common Share for the quarter ended December 31, 2011.  This dividend is payable on March 23, 2012 to shareholders on record on March 12, 2012.

Don Walker, Magna’s Chief Executive Officer commented: “Overall, we are pleased with our strong results for 2011. Improving our operating results in Europe remains a key focus point for us in 2012. We also currently have many new facilities planned or under construction around the world. Ensuring that these new facilities launch successfully is another key area of focus for us this year.”

“Our top priorities include bringing all of our manufacturing facilities up to ‘world class manufacturing’ levels, the continued focus on innovation in order to support our customers and win new business, and the enhancement of our leadership development process to ensure that we have strong leaders to manage our growing number of operations around the world.”

Vince Galifi, Magna’s Executive Vice President and Chief Financial Officer stated: “Our solid balance sheet and strong cash flow generation position us well to further invest in our business through a combination of capital spending, acquisitions and when prudent, repurchasing our Common shares. We intend to utilize our balance sheet in these areas. In addition, we will continue to return cash to our shareholders through our quarterly dividend, which is currently at a record level.”

UPDATED 2012 OUTLOOK

Light Vehicle Production (Units)
North America	13.8 million
Western Europe	13.0 million

Production Sales
North America	$13.4 billion - $13.9 billion
Europe	$8.4 billion - $8.7 billion
Rest of World	$2.0 billion - $2.3 billion
Total Production Sales	$23.8 billion - $24.9 billion

Complete Vehicle Assembly Sales	$2.3 billion - $2.6 billion

Total Sales	$28.0 billion - $29.5 billion

Operating Margin*	Approximately 5%

Income Tax Rate*	Approximately 26%

Capital Spending	$1.3 billion - $1.5 billion

* Excluding other expense, net (unusual items)

In this 2012 outlook, in addition to 2012 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

We have approximately 108,000 employees in 286 manufacturing operations and 88 product development, engineering and sales centres in 26 countries.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Thursday, February 23, 2012 at 5:30 p.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-909-4195. The number for overseas callers is 1-212-231-2931. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday afternoon prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Karin Kaminski at 905-726-7103.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: future dividend growth; Magna’s expected production sales, based on expected light vehicle production in North America and Western Europe; Magna’s expected production sales in the North America, Europe and Rest of World segments; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; and fixed asset expenditures. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2011 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2010 included in our 2010 Annual Report to Shareholders.

On January 1, 2011, we adopted United States generally accepted accounting principles (“GAAP”) as our primary basis of accounting, as further discussed in note 1[b] to the unaudited interim consolidated financial statements and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

The adoption of U.S. GAAP did not have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010. All comparative financial information contained in this MD&A and the unaudited interim consolidated financial statements has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

This MD&A has been prepared as at February 23, 2012.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2011, we had 286 manufacturing operations and 88 product development, engineering and sales centres in 26 countries.

HIGHLIGHTS

Operations

Global light vehicle production continued to expand in 2011, building on the growth experienced in 2010 following the significant decline in 2009. Light vehicle production in our two primary markets, North America and Western Europe, both experienced further growth in 2011.

In North America, light vehicle production increased 10% in 2011 to 13.1 million units, compared to 12.0 million units in 2010. The growth in production reflects, among other things, the ongoing strengthening of North American auto sales.

Despite uncertainties that arose during 2011 regarding the state of a number of European economies, light vehicle production in Western Europe grew 3% during 2011 to 13.7 million units, compared to 13.3 million units in 2010. Higher exports of European-built vehicles into other markets, including China, contributed to the vehicle production growth in Western Europe.

Our 2011 total sales increased 23% over 2010, with North American, European and Rest of World production sales, as well as complete vehicle assembly sales, and tooling and other sales all posting increases. Rest of World production sales, our fastest-growing segment, rose 61% to $1.4 billion compared to $871 million in 2010. This growth reflects our significant ongoing activity in a number of high-growth countries around the world.

Income from operations before income taxes for 2011 was $1.22 billion compared to $1.20 billion for 2010. Excluding other expense, net, income from operations before income taxes increased $151 million. The increase was primarily as a result of our higher sales due to higher light vehicle production in our key markets, largely offset by operational inefficiencies and other costs, in particular at our exteriors and interiors systems business in Europe, as well as rising commodity costs and higher new facility costs incurred to support our growth around the world.

Dividends

On February 23, 2012 our Board declared a dividend of U.S. $0.275 per share in respect of the fourth quarter of 2011, representing an increase of 10% over the third quarter of 2011 dividend.

Normal Course Issuer Bid

We purchased 8 million Common Shares, the entire amount authorized under a normal course issuer bid approved by our Board in November 2010 and which expired in November 2011. On November 3, 2011 our Board of Directors approved a normal course issuer bid to purchase up to 12.0 million of our issued and outstanding Common Shares, representing approximately 5% of our public float of Common Shares. The normal course issuer bid will terminate in November 2012. To date, we have purchased 3.2 million shares under our current normal course issuer bid.

Acquisitions and Joint Ventures

We have completed a number of acquisitions since January 1, 2011 in order to acquire technologies that complement our existing business, expand our footprint in new regions and further consolidate our position in certain product areas. Our acquisitions of Grenville Castings (2007) Limited in North America and the BDW technologies group in Europe have provided us with low-pressure and high-pressure casting technologies. Our acquisition of ThyssenKrupp Automotive Systems Industrial do Brasil Ltda. increases our presence as a metalforming and chassis system supplier to OEMs in South America, and expands our global metalforming footprint. We also purchased select assets of Continental Plastics Co., the business and certain assets of a high-strength extrusion stamping facility in Germany, and the business and certain assets of a bus and light rail seating systems company, which together enable us to expand our business and further support our customers.

In addition, during the year ended December 31, 2011, we have established three new joint ventures, including two which we formed with local suppliers in China in order to strengthen our relationships with certain Chinese OEMs. Our MCC Wuhu Exteriors joint venture will supply injection moulded and painted products to Chery Automobile and our Changsha Cosma Automotive joint venture will supply major body and chassis components and structural assemblies, beginning with Guangzhou Automobile Group Co. Ltd. (GAC) for a Fiat program.

Governance

In addition to the many governance initiatives we have implemented following the elimination of our dual-class share structure in August 2010, we recently announced the following additional governance enhancements:

•                      an advisory shareholder vote on our approach to executive compensation;

•                     clarification of our majority voting policy;

•                      elimination of director stock options;

•                      disclosure of detailed shareholder voting results;

•                      continuation of our Board renewal process;

•                      adoption of a formal Board education policy; and

•                      enhancements to our annual Board evaluation process.

Going Forward

We expect global light vehicle production to grow further in 2012, provided that overall economic conditions do not significantly deteriorate. In North America, we expect continued growth in light vehicle production driven by further strengthening of auto sales. In Western Europe, we expect a decline in light vehicle production in 2012, primarily driven by the ongoing economic uncertainty in Europe.

In addition, key areas of focus for 2012 include the continued improvement of our underperforming operations, particularly in Europe, the successful launch of a number of new facilities around the world, the ongoing use of our strong balance sheet to further invest in our business, and additional diversification of our sales by region, customer and vehicle segment.

Executive management’s broader priorities include bringing all of our manufacturing facilities up to “World Class Manufacturing” levels, the continued focus on innovation in order to support our customers and win future business, and the enhancement of our leadership development process, to ensure that we have strong leaders to manage our growing number of operations around the world.

FINANCIAL RESULTS SUMMARY

During 2011, we posted sales of $28.7 billion, an increase of 23% from 2010. This higher sales level was a result of increases in our North American, European and Rest of World production sales and our complete vehicle assembly sales. Comparing 2011 to 2010:

•                  North American vehicle production and production sales increased 10% and 21%, respectively;

•                  Western European vehicle production increased 3% and our European production sales increased 25%;

•                  Complete vehicle assembly sales rose 24% to $2.7 billion, as complete vehicle assembly volumes increased 51%;

•                  Rest of World production sales increased 61% to $1.4 billion from $0.9 billion; and

•                  Tooling, engineering and other sales grew by 3% to $2.1 billion.

During 2011, we earned operating income of $1.22 billion compared to $1.20 billion for 2010. Excluding other expense, net recorded in 2011 and 2010, as discussed in the “Other Expense, net” section, the $151 million increase in operating income was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2010;

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  a $20 million stock-based compensation charge in 2010 as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  productivity and efficiency improvements at certain facilities;

•                  lower stock-based compensation;

•                  lower incentive compensation; and

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011.

These factors were partially offset by:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                 increased pre-operating costs incurred at new facilities;

•                  rising commodity costs;

•                  higher costs related to launches in our components business;

•                  a $32 million recovery, in 2010, of receivables previously provided for;

•                  favourable settlement of certain commercial items in 2010;

•                  higher employee profit sharing;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs in 2010;

•                  higher warranty costs of $14 million;

•                  lower equity income; and

•                  net customer price concessions subsequent to 2010.

During 2011, net income of 1.0 billion increased $12 million compared to 2010. Net income was impacted by other expense, net and the U.S. Valuation Allowance, as discussed in the “Other Expense, net” and “Income Taxes” sections, respectively. Other expense, net negatively impacted 2011 net income by $155 million and 2010 net income by $18 million, while the U.S. Valuation Allowance positively impacted 2011 net income by $78 million. Excluding other expense, net, after tax, and the U.S Valuation Allowance, net income for 2011 increased $71 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes primarily as a result of an increase in income in Canada.

During 2011, our diluted earnings per share decreased $0.10 to $4.20 for 2011 compared to $4.30 for 2010. Diluted earnings per share was impacted by other expense, net, after tax, and the U.S. Valuation Allowance, as discussed in the “Other Expense, net” and “Income Taxes” sections, respectively. Other expense, net, after tax, negatively impacted our 2011 diluted earnings per share by $0.65 and our 2010 diluted earnings per share by $0.07, while the U.S. Valuation Allowance positively impacted our 2011 diluted earnings per share by $0.32. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, the $0.16 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. partially offset by an increase in the weighted average number of diluted shares outstanding during 2011. The increase in the weighted average number of diluted shares outstanding was due to the net issue of shares during 2010 related to the court-approved plan of arrangement completed August 31, 2010 (“the Arrangement”) that eliminated our dual-class share structure and an increase in the number of diluted shares associated with stock options partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bids.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the long-term growth of the automotive industry in China, India and other high-growth/low cost markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and emissions, vehicle recyclability and vehicle safety;

•                      the consolidation of vehicle platforms;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the consolidation of automotive suppliers; and

•                      the ongoing exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is affected by consumer demand, particularly following the restructuring actions taken by some OEMs in recent years. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

•                      While a number of regions appear to have recovered from the 2008-2009 global recession, uncertainty remains about the strength of the recovery in some regions such as North America, while other regions such as Europe are currently experiencing an economic downturn. The continuation of economic uncertainty or deterioration of the global economy for an extended period of time could have a material adverse effect on our profitability and financial condition.

•                      Europe is currently experiencing a “sovereign debt crisis” as a result of widespread concern about the ability of several European governments to repay their debt. Despite efforts made to date, additional actions may be required to stabilize several Eurozone economies and considerable uncertainty remains with respect to the ultimate outcome of these actions. Conditions in Europe have resulted in increased volatility in global capital markets, as well as lower consumer confidence, which could continue for the foreseeable future. In these circumstances, many of the risks faced by the automotive industry and our business could intensify, which could have a material adverse effect on our operations, financial condition and profitability.

•                      It is likely that we may downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our short-term profitability.

•                      Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short-term. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                      From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                      We believe we will have sufficient available cash to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, uncertain economic conditions create significant planning risks for us. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      The failure of any major financial institutions in the future could adversely affect our ability, as well as our customers’ and suppliers’ ability, to access liquidity needed to support our operating activities. Additionally, the failure of a financial institution in which we invest our cash reserves or that is a counterparty in a derivatives transaction (primarily currency and commodities hedges) with us, could increase the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable. Any of these risks could have an adverse effect on our financial condition.

•                      While the automotive industry appears to have stabilized following the 2008-2009 recession, there is no certainty regarding the long-term financial health of our customers and suppliers. The bankruptcy or insolvency of a major customer or supplier to us could have a material adverse effect on our profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies emerge as industry-leading technologies, which could have a material adverse effect on our profitability and financial condition.

•                      We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in markets such as China, India, Brazil, Russia and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; and other risks associated with conducting business internationally. The occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, have recently been more volatile than their long-term historic patterns. To the extent we are unable to offset commodity price increases by passing the increased cost to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      We have completed a number of acquisitions and may continue to do so in the future. In those product areas in which we have identified acquisitions as a key aspect of our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, which could have a material adverse effect on our profitability.

•                      We face ongoing pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. Our inability to fully offset price concessions or costs previously paid for by OEMs could have an adverse effect on our profitability.

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our vehicle electrification business is currently conducted through a partnership, Magna E-Car Systems (“E-Car”), which is indirectly controlled by the Stronach group as a result of its right to appoint three of the five members of the management committee through which the business and affairs of the partnership are managed and controlled. Subject to our veto rights in respect of certain fundamental changes and specified business decisions, the Stronach group is able to cause E-Car to effect transactions without our consent. In addition, E-Car has an unrestricted right to compete with us, now or in the future, in the design, engineering, manufacture or sale of electric or hybrid-electric vehicle components. Despite the Stronach group’s control of E-Car, our customers may continue to look to us for resolution of financial, operational, quality or warranty issues relating to programs for which E-Car is responsible, which could have an adverse effect on our profitability.

•                      We have no obligation to make additional investments in E-Car under the terms of the E-Car partnership agreement. However, it is unlikely that the initial capital contributions made by us and the Stronach group to E-Car will be sufficient to fund its ongoing operations. Subject to approval by the unconflicted members of our Board (which excludes Mr. Stronach, who would have a conflict of interest), we may or may not choose to make further investments in E-Car. That determination will be based on what will best serve Magna’s long-term business. Our ability to recover our initial investment or any potential subsequent investment(s) in E-Car is subject to a number of risks and uncertainties, including E-Car’s ability to successfully introduce and commercially provide its products and services. The failure to recover our investment in E-Car could have a material adverse affect on Magna’s profitability and financial condition.

•                      We continue to pursue opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities, such as structural elements and panels for solar panels, stamped components for consumer durables, including household appliances, and various components for heavy trucks, all in order to more efficiently use our capital assets, technological know-how and manufacturing capacity. Many of these “non-automotive” industries are subject to some of the same types of risks as our automotive business, including: sensitivity to economic conditions, cyclicality and technology risks. We also face a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their industry. Failure to adequately understand these non-automotive businesses, including with respect to warranty issues, pricing and other factors, could have an adverse effect on our operations and profitability.

•                      Our manufacturing facilities are subject to risks associated with natural disasters, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

•                  Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2011	2010	Change		2011	2010	Change

1 Canadian dollar equals U.S. dollars	0.978	0.988	-	1%	1.012	0.971	+	4%
1 euro equals U.S. dollars	1.349	1.361	-	1%	1.392	1.328	+	5%
1 British pound equals U.S. dollars	1.572	1.582	-	1%	1.604	1.547	+	4%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2011 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2011

Sales

	For the year
	ended December 31,
	2011	2010	Change

Vehicle Production Volumes (mil1lions of units)
North America	13.137	11.954	+	10%
Western Europe	13.671	13.304	+	3%

Sales
External Production
North America	$13,940	$11,520	+	21%
Europe	8,651	6,906	+	25%
Rest of World	1,402	871	+	61%
Complete Vehicle Assembly	2,690	2,163	+	24%
Tooling, Engineering and Other	2,065	2,005	+	3%
Total Sales	$28,748	$23,465	+	23%

External Production Sales - North America

External production sales in North America increased 21% or $2.4 billion to $13.9 billion for 2011 compared to $11.5 billion for 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2010, including the:

•                  BMW X3;

•                  Chevrolet Cruze;

•                  Dodge Durango;

•                  Jeep Grand Cherokee;

•                  Ford Explorer;

•                  Chrysler 300/300C and Dodge Charger;

•                  Chevrolet Equinox; and

•                  Volkswagen Passat;

•                  higher production volumes on certain existing programs;

•                  growth in sales for non-traditional markets;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  content growth on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  acquisitions completed during or subsequent to 2010; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2010, including the:

•                  Mercury brand vehicles; and

•                  Chevrolet HHR;

•                  a decrease in content on certain programs, including the Jeep Wrangler; and

•                  net customer price concessions subsequent to 2010.

External Production Sales - Europe

External production sales in Europe increased 25% or $1.74 billion to $8.65 billion for 2011 compared to $6.91 billion for 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2010, including the:

•                  MINI Countryman;

•                  Porsche Cayenne and Volkswagen Touareg;

•                  Audi A1;

•                  Mercedes-Benz SLK;

•                  Range Rover Evoque;

•                  Audi A6; and

•                  Mercedes-Benz C-Class Coupe;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

•                  higher production volumes on certain existing programs;

•                  acquisitions completed during or subsequent to 2010, including Erhard & Söhne GmbH (Erhard & Söhne);

•                  growth in sales for non-traditional markets; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent 2010, including the BMW X3;

•                  the disposition of a non-strategic interior systems operation in 2011; and

•                  net customer price concessions subsequent to 2010.

External Production Sales — Rest of World

External production sales in Rest of World increased 61% or $0.5 billion to $1.4 billion for 2011 compared to $0.9 billion for 2010, primarily as a result of:

•                  acquisitions completed during or subsequent to 2010, which positively impacted sales by $321 million including Resil Minas (“Resil”) and Pabsa S.A. (“Pabsa”);

•                  the launch of new programs during or subsequent to 2010 in China and Brazil;

•                  a $45 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the Chinese Renminbi, Brazilian real and Korean Won; and

•                  higher production volumes on certain existing programs.

Complete Vehicle Assembly Sales

	For the year
	ended December 31,
	2011	2010	Change
Complete Vehicle Assembly Sales	$2,690	$2,163	+	24%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class,
Aston Martin Rapide and BMW X3	130,343	80,686
Value-Added:
Chrysler 300 and Jeep Grand Cherokee	—	5,497
	130,343	86,183	+	51%

Complete vehicle assembly sales increased 24% or $0.5 billion to $2.7 billion for 2011 compared to $2.2 billion for 2010 while assembly volumes increased 51% or 44,160 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                 the launch of new assembly programs subsequent to 2010, including the MINI Countryman;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and Peugeot RCZ.

These factors were partially offset by:

•                  the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010; and

•                  a decrease in assembly volumes for the Aston Martin Rapide.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 3% or $0.1 billion to $2.1 billion for 2011 compared to $2.0 billion for 2010.

In 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Opel Calibra;

•                  Chery A6 Coupe;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  BMW X3;

•                  Peugeot RCZ;

•                  Ford Fusion;

•                  Dodge Journey;

•                  Skoda Fabia; and

•                  Chevrolet Camaro.

In 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Ford Fiesta;

•                  Jeep Grand Cherokee;

•                  Volkswagen Touareg;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Cayenne; and

•                  Peugeot RCZ.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	For the year
	ended December 31,
	2011	2010
Sales	$28,748	$23,465

Cost of goods sold
Material	18,506	14,574
Direct labour	1,912	1,603
Overhead	4,983	4,279
	25,401	20,456
Gross margin	$3,347	$3,009

Gross margin as a percentage of sales	11.6%	12.8%

Cost of goods sold increased $4.9 billion to $25.4 billion for 2011 compared to $20.5 billion for 2010 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  an increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  $498 million related to acquisitions completed during or subsequent to 2010, including Resil, Pabsa and Erhard & Söhne; and

•                  rising commodity costs.

These factors were partially offset by the disposition of a non-strategic interior systems operation during 2011.

Gross margin increased $0.3 billion to $3.3 billion for 2011 compared to $3.0 billion for 2010 and gross margin as a percentage of sales decreased to 11.6% for 2011 compared to 12.8% for 2010. The decrease in gross margin as a percentage of sales was substantially due to:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  increased pre-operating costs incurred at new facilities;

•                  rising commodity costs;

•                  higher costs related to launches in our components business;

•                  favourable settlement of certain commercial items in 2010;

•                  higher employee profit sharing;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs in 2010;

•                  higher warranty costs; and

•                  net customer price concessions subsequent to 2010.

These factors were partially offset by:

•                  the elimination of launch costs at our complete vehicle assembly operations;

•                  productivity and efficiency improvements at certain facilities;

•                  the disposition of a non-strategic interior systems operation during 2011; and

•                  improved pricing on certain programs.

Depreciation and Amortization

Depreciation and amortization costs increased $30 million to $686 million for 2011 compared to $656 million for 2010. The higher depreciation and amortization was primarily as a result of:

•                  an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  depreciation related to assets acquired subsequent to 2010, including Resil and Erhard & Söhne.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.9% for 2011 compared to 5.4% for 2010.

SG&A expense increased $141 million to $1.4 billion for 2011 compared to $1.3 billion for 2010 primarily as a result of:

•                  higher wages and other costs to support the growth in sales;

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  a $32 million recovery, during 2010, of receivables previously provided for;

•                  $25 million related to acquisitions completed during or subsequent to 2010, including Resil, Pabsa and Erhard & Söhne;

•                  due diligence costs related to completed and/or potential acquisitions; and

•                  net gain on disposal of assets in 2010.

These factors were partially offset by:

•                  a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment in 2010;

•                  reduced incentive compensation;

•                  lower restructuring, downsizing and stock-based compensation costs; and

•                  the disposition of a non-strategic interior systems operation during 2011.

Equity Income

Equity income decreased $11 million to $121 million for 2011 compared to $132 million for 2010 primarily as a result of:

•                  including our proportionate share of the loss in our E-Car Systems partnership in equity loss for all of 2011 compared to only four months in 2010. The E-Car systems partnership was established on August 31, 2010 as part of the Arrangement. Prior to such date, we consolidated the E-Car results; and

•                  the disposal of an equity accounted investment during the second quarter of 2011.

These factors were partially offset by higher income from other equity accounted investments.

Other Expense, net

Other expense, net consists of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

During 2011 and 2010, we recorded other expense (income) as follows:

	2011			2010
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Fourth Quarter
Impairment charges (1)	$21	$20	$0.08	$23	$21	$0.09
Loss on disposal of facility (2)	16	16	0.07	—	—	—
Customer bankruptcy (3)	11	11	0.05	—	—	—
Insurance proceeds (4)	(15)	(15)	(0.06)	—	—	—
Restructuring charges (1)	—	—	—	8	6	0.02
	33	32	0.14	31	27	0.11

Third Quarter
Loss on disposal of facility (2)	113	113	0.47	—	—	—
Settlement agreement (5)	11	11	0.05	—	—	—
Gain on deconsolidation of E-Car (8)	—	—	—	(16)	(16)	(0.07)
	124	124	0.52	(16)	(16)	(0.07)

Second Quarter
Gain on disposal of investment (6)	(10)	(10)	(0.04)	—	—	—
Restructuring charges (1)	—	—	—	24	21	0.09
	(10)	(10)	(0.04)	24	21	0.09

First Quarter
Write down of real estate (7)	9	9	0.04	—	—	—
Gain on disposal of facility (9)	—	—	—	(14)	(14)	(0.06)
	9	9	0.04	(14)	(14)	(0.06)

Total full year other expense, net	$156	$155	$0.65	$25	$18	$0.07

(1)         Restructuring and Impairment Charges

During 2011 and 2010, we recorded long-lived asset impairment charges as follows:

	2011		2010
	Operating	Net	Operating	Net
	Income	Income	Income	Income

Fourth Quarter
North America	$7	$7	$7	$5
Europe	14	13	16	16

Total full year impairment charges	$21	$20	$23	$21

[a] For the year ended December 31, 2011

(i)       Long-lived Assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2011, we completed our annual goodwill impairment and long-lived asset analysis and recorded long-lived asset impairment charges of $21 million.

In North America, we recorded impairment charges of $7 million related to a roof systems facility in the United States. In Europe, we recorded long-lived asset impairment charges of $7 million related to exteriors and interiors systems facilities, one in each of Spain and Belgium, and in Germany we recorded long-lived asset impairment charges of $7 million related to an electronics facility and a roof systems operation.

[b] For the year ended December 31, 2010

(i)       Long-lived Assets

In North America, we recorded charges of $7 million related to fixed assets at a die casting facility in Canada and in Germany, we recorded long-lived asset impairment charges of $16 million related to an interiors systems facility.

(ii)   Restructuring Costs

During 2010, we recorded restructuring and rationalization costs of $32 million related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

(2)        Loss on disposal of facility

During the third quarter of 2011, we sold a non-strategic interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the arrangement (the “SPA”) we agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities. The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby we will reimburse the customer costs of $20 million.

Final settlement of the SPA has not yet occurred as the purchaser is contesting certain aspects of the closing date balance sheet. Adjustments to the closing date balance sheet could impact the amount of cash funding to be provided to the purchaser by us and our loss on disposition.  During the fourth quarter of 2011, an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million. Due to the complex nature of the negotiations, the ultimate settlement of the SPA could differ from the loss recognized by us at December 31, 2011 and such differences could be material.

(3)     Customer bankruptcy

During 2011, we recorded an $11 million charge related to the insolvency of Saab.

(4)         Insurance proceeds

During 2011, we received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets net book value and the losses previously recognized and was recorded in income.

(5)         Settlement agreement

During 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. We recorded an $11 million expense in 2011 in relation to these arrangements.

(6)         Gain on disposal of investment

During 2011, we sold our 40% non-controlling interest in an equity accounted investment for proceeds of $151 million and recognized a $10 million gain on the disposal.

(7)         Write down of real estate

During 2011, we determined that five corporate real estate assets were non-core and should be held for disposal. Independent appraisals were obtained for each excess property by the Corporate Governance and Compensation Committee of the Board and, since the appraised fair value range for these properties was less than their $52 million carrying value, we recorded a $9 million impairment charge in the first quarter of 2011. We subsequently sold two of the excess properties in North America to entities affiliated with Mr. Stronach for an aggregate sale price of $13 million. In addition, we sold a 50% interest in an excess corporate property in Europe to an entity affiliated with Mr. Stronach and the remaining 50% interest to an entity affiliated with our former Co-Chief Executive Officer, Siegfried Wolf, for an aggregate sale price of $18 million. Entities affiliated with Mr. Wolf also purchased two other excess corporate properties in Europe for an aggregate sale price of $12 million. These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

(8)         Gain on deconsolidation of E-Car

As more fully described in note 4 of our 2010 audited consolidated financial statements, on August 31, 2010 we completed the Arrangement in which our dual-class share structure was collapsed. As part of the Arrangement, we purchased for cancellation all outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares.

Under the terms of the Arrangement, we established the E-Car Systems partnership with the Stronach group, the controlling partner. Accordingly, on September 1, 2010, we no longer control the partnership, and therefore, our interest in the partnership is accounted for using the equity method. As a result of deconsolidating E-Car, we showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010. In addition, we recorded our investment in E-Car at its fair value on August 31, 2010 and recognized a $16 million gain in income.

(9)        Gain on disposal of facility

During 2010, we sold our interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on disposal.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest income, net; and other expense, net.

	For the year ended December 31,
	External Sales			Adjusted EBIT
	2011	2010	Change	2011	2010	Change

North America	$14,765	$12,314	$2,451	$1,373	$1,116	$257
Europe	12,431	10,168	2,263	(22)	117	(139)
Rest of World	1,506	930	576	56	72	(16)
Corporate and Other	46	53	(7)	(40)	(94)	54
Total reportable segments	$28,748	$23,465	$5,283	$1,367	$1,211	$156

Excluded from Adjusted EBIT for the years ended 2011 and 2010 were the following other expense (income) items, which have been discussed in the “Other Expense, net” section.

	For the year ended December 31,
	2011	2010

North America
Impairment charges	$7	$7
Settlement agreement	11	—
Insurance proceeds	(15)	—
Restructuring charges	—	32
	3	39

Europe
Impairment charges	14	16
Loss on disposal of facility	129	—
Customer bankruptcy	11	—
	154	16

Rest of World
Gain on disposal of facility	—	(14)

Corporate and Other
Gain on disposal of investment	(10)	—
Write down of real estate	9	—
Gain on deconsolidation of E-Car	—	(16)
	(1)	(16)

	$156	$25

North America

Adjusted EBIT in North America increased $0.3 billion to $1.4 billion for 2011 compared to $1.1 billion for 2010 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  higher equity income;

•                  productivity and efficiency improvements at certain facilities;

•                  lower restructuring and downsizing costs;

•                  lower affiliation fees paid to corporate; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  higher employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  rising commodity costs;

•                  increased pre-operating costs incurred at new facilities;

•                  costs related to the integration of acquisitions completed subsequent to 2010;

•                  gain on sale of investment in 2010;

•                  higher group and divisional incentive compensation;

•                  a $6 million recovery, in 2010, of receivables previously provided for; and

•                  net customer price concessions subsequent to 2010.

Europe

Adjusted EBIT in Europe decreased $139 million to a loss of $22 million for 2011 compared to earnings $117 million for 2010 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  rising commodity costs;

•                  favourable settlement of certain commercial items in 2010;

•                  a $27 million recovery, in 2010, of receivables previously provided for;

•                  higher warranty costs of $15 million;

•                  higher restructuring and downsizing costs; and

•                  net customer price concessions subsequent to 2010.

These factors were partially offset by:

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  lower employee profit sharing;

•                  the disposition of a non-strategic interior systems operation during 2011;

•                  lower affiliation fees paid to corporate;

•                  higher equity income; and

•                  improved pricing on certain programs.

Rest of World

Rest of World adjusted EBIT decreased $16 million to $56 million for 2011 compared to $72 million for 2010 primarily as a result of:

•                  costs related to new facilities in South America, China and India;

•                  losses incurred at facilities acquired during or subsequent to 2010;

•                  higher affiliation fees paid to Corporate;

•                 rising commodity costs; and

•                  net customer price concessions subsequent to 2010.

These factors were partially offset by:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  an increase in equity income;

•                  the write-off of certain assets in 2010; and

•                  lower warranty costs of $2 million.

Corporate and Other

Corporate and Other adjusted EBIT increased $54 million to a loss of $40 million for 2011 compared to a loss of $94 million for 2010, primarily as a result of:

•                  a $20 million stock-based compensation charge in 2010 as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  reduced incentive compensation;

•                  lower stock-based compensation; and

•                  a loss on disposal of assets in 2010.

The factors were partially offset by:

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs in 2010;

•                  lower equity income; and

•                  a decrease in affiliation fees earned from our divisions.

Interest Income, net

During 2011, we recorded net interest income of $6 million, compared to $11 million for 2010.

Operating Income

Operating income increased $20 million to $1.22 billion for 2011 compared to $1.20 billion for 2010. Excluding other expense, net, discussed in the “Other Expense, net” section, operating income for 2011 increased $151 million. The increase in operating income is the result of the increase in EBIT, as discussed above.

Income Taxes

We had valuation allowances against all of our deferred tax assets in the United States. These valuation allowances were required based on historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past two years, our United States operations have delivered sustained profits. Based on financial forecasts and the continued anticipated growth in the U.S. market, we released $78 million of the U.S. valuation allowances (“U.S. Valuation Allowance”) in the fourth quarter of 2011. As at December 31, 2011, we had remaining U.S. valuation allowances of $80 million, which relate to deferred tax assets with restrictions on their usability.

The effective income tax rate on operating income was 16.6% for 2011 compared to 16.2% for 2010. In 2011 and 2010, income tax rates were impacted by the items discussed in the “Other Expense, net” section and the U.S. Valuation Allowance. Excluding other expenses, net, after tax, and the U.S. Valuation Allowance, the effective income tax rate increased to 20.5% for 2011 compared to 16.4% for 2010 primarily as a result of an increase in losses not benefitted in Europe.

Net Income

Net income of $1.0 billion for 2011 increased $12 million compared to 2010. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, discussed in the “Other Expense, net” and “Income Taxes” sections, net income increased $71 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Non-controlling Interests

The net loss attributable to non-controlling interests was $3 million for 2011.

Net Income attributable to Magna International Inc.

The net income attributable to Magna International Inc. of $1.0 billion for 2011 increased $15 million compared to 2010. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, discussed in the “Other Expense, net” and “Income Taxes” sections, net income attributable to Magna International Inc. increased $74 million as a result of the increases in net income and net loss attributable to non-controlling interests, both as discussed above.

Earnings per Share

	For the year
	ended December 31,
	2011	2010	Change

Earnings per Common Share
Basic	$4.26	$4.36	-	2%
Diluted	$4.20	$4.30	-	2%

Average number of Common Shares outstanding (millions)
Basic	239.3	230.0	+	4%
Diluted	242.8	233.0	+	4%

Diluted earnings per share decreased $0.10 to $4.20 for 2011 compared to $4.30 for 2010. Diluted earnings per share was impacted by other expense, net, after tax, and the U.S. Valuation Allowance, as discussed in the “Other Expense, net” and “Income Taxes” sections, respectively. Other expense, net, after tax, negatively impacted our 2011 diluted earnings per share $0.65 and our 2010 diluted earnings per share by $0.07, while the U.S. Valuation Allowance positively impacted our diluted earnings per share for 2011 by $0.32. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, the $0.16 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. partially offset by an increase in the weighted average number of diluted shares outstanding during 2011.

The increase in the weighted average number of diluted shares outstanding was due to the net issue of Common Shares during 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2011	2010	Change

Net income	$1,015	$1,003
Items not involving current cash flows	826	720
	1,841	1,723	$118
Changes in non-cash operating assets and liabilities	(631)	155
Cash provided from operating activities	$1,210	$1,878	$(668)

Cash flow from operations before changes in non-cash operating assets and liabilities increased $125 million to $1.8 billion for 2011 compared to $1.7 billion for 2010. The increase in cash flow from operations was due to a $12 million increase in net income, as discussed above, and a $106 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the year
	ended December 31,
	2011	2010

Depreciation and amortization	$686	$656
Other non-cash charges	230	129
Amortization of other assets included in cost of goods sold	80	67
Long-lived asset impairments	21	23
Amortization of employee wage buydown	6	19
Fair value gain on deconsolidation	—	(16)
Deferred income taxes	(76)	(26)
Equity income	(121)	(132)
Items not involving current cash flows	$826	$720

Cash invested in non-cash operating assets and liabilities amounted to $631 million for 2011 compared to cash generated of $155 million for 2010. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the year
	ended December 31,
	2011	2010

Accounts receivable	$(909)	$(589)
Inventories	(282)	(164)
Income taxes payable	(29)	212
Prepaid expenses and other	(49)	(9)
Accounts payable	475	550
Accrued salaries and wages	80	93
Other accrued liabilities	87	65
Deferred revenue	(4)	(3)
Changes in non-cash operating assets and liabilities	$(631)	$155

The increase in accounts receivable and inventories in 2011 was primarily due to an increase in production activities at the end of 2011 compared to the end of 2010. The decrease in income taxes payable during the year relates to payments in excess of taxes provided for, primarily in the United States.

Capital and Investment Spending

	For the year
	ended December 31,
	2011	2010	Change

Fixed asset additions	$(1,236)	$(746)
Investments and other assets	(196)	(149)
Fixed assets, investments and other assets additions	(1,432)	(895)
Purchase of subsidiaries	(120)	(106)
Deconsolidation of E-Car	—	(91)
Disposal of facilities	112	30
Proceeds from disposition	168	244
Cash used for investment activities	$(1,272)	$(818)	$(454)

Fixed assets, investments and other assets additions

In 2011, we invested $1.2 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2011 was for real estate, facilities and manufacturing equipment for programs that will be launching subsequent to 2011. Consistent with our strategy to expand in developing markets, approximately 23% (2010 - 19%) of this investment was in China, Russia, India and Brazil.

In 2011, we invested $184 million in other assets related primarily to fully reimbursable tooling, planning and engineering costs for programs that launched during 2011 or will be launching subsequent to 2011.

Purchase of subsidiaries

During 2011, we invested $120 million to purchase subsidiaries, including the acquisition of ThyssenKrupp Automotive Systems do Brasil Ltda (“TKASB”), which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

During 2010, we invested $106 million to purchase subsidiaries, including the acquisition of:

•                  Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA;

•                  Pabsa S.A., an Argentinean supplier of complete seats, foam products, trim covers and seat structures; and

•                  Erhard & Söhne GmbH, a German manufacturer of fuel tanks for commercial vehicles and other specialty tanks with sales to various customers including MAN, Daimler and Scania.

Disposal of facilities

During 2011, we sold;

•                  our 40% non-controlling interest in an equity accounted investment for proceeds of $151 million; and

•                  a non-strategic interior systems operation which used $39 million of cash and recognized a $129 million loss on the disposition.

Proceeds from disposition

The $168 million of proceeds include:

•                  normal course reimbursements received in respect of tooling, planning and engineering costs that were capitalized in prior periods;

•                  normal course fixed and other asset disposals; and

•                  cash proceeds received with respect to the sale of non-core real estate.

Financing

	For the year ended December 31,
	2011	2010	Change

Increase (decrease) in bank indebtedness	$150	$(8)
Issues of debt	11	22
Repayments of debt	(24)	(71)
Settlement of stock options	(30)	(12)
Issues of Common Shares	59	48
Repurchase of Common Shares	(407)	(27)
Repurchase of Class B Shares	—	(300)
Contribution to subsidiaries by non-controlling interests	20	—
Dividends paid	(236)	(100)
Cash used for financing activities	$(457)	$(448)	$(9)

During 2011, we repurchased 10.7 million Common Shares for an aggregate purchase price of $407 million under our normal course issuer bid.

Cash dividends paid per Common Share were $1.00 for 2011, for a total of $236 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2011	2010	Change

Liabilities
Bank indebtedness	$162	$20
Long-term debt due within one year	25	19
Long-term debt	46	47
	233	86
Non-controlling interest	27	3
Shareholders’ equity	8,175	8,023
Total capitalization	$8,435	$8,112	$330

Total capitalization increased by $0.3 billion to $8.4 billion at December 31, 2011 compared to $8.1 billion at December 31, 2010, primarily as a result of a $152 million increase in shareholders’ equity and a $147 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned in 2011; and

•                  Common Shares issued on the exercise of stock options.

These factors were partially offset by:

•                  the purchase for cancellation of Common Shares in connection with our normal course issuer bid;

•                  the $289 million of other comprehensive loss incurred during 2011; and

•                  dividends paid during 2011.

Cash Resources

During 2011, our cash resources decreased by $0.6 billion to $1.3 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2011, we had term and operating lines of credit totalling $2.4 billion of which $2.1 billion was unused and available.

On July 8, 2011, we entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaced a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 23, 2012 were exercised:

Common Shares	233,317,792
Stock options (i)	6,819,367
240,137,159

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

On November 9, 2011, the Toronto Stock Exchange (“TSX”) accepted our Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 12,000,000 Magna Common Shares (the “Bid”), representing 5.1% of our public float of Common Shares. The Bid commenced on November 11, 2011 and will terminate no later than November 10, 2012. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2011, we had contractual obligations requiring annual payments as follows:

	2012	2013- 2014	2015- 2016	Thereafter	Total

Operating leases	$306	$539	$448	$426	$1,719
Long-term debt	25	23	7	15	70
Unconditional Purchase Obligations:
Materials and Services	1,653	109	24	7	1,793
Capital	137	34	16	3	190
Total contractual obligations	$2,121	$705	$495	$451	$3,772

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $420 million at December 31, 2011. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total

Projected benefit obligation	$403	$39	$237	$679
Less plan assets	(259)	—	—	(259)
Unfunded amount	$144	$39	$237	$420

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MI Developments Inc. (“MID”) or with other third parties. Operating lease payments in 2011 for facilities leased from MID and other third parties were $166 million and $132 million, respectively. Operating lease commitments in 2012 for facilities are expected to be $269 million. A majority number of our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $42 million for 2011, and are expected to be $37 million in 2012.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

Sales

	For the three months ended December 31,
	2011	2010	Change

Vehicle Production Volumes (millions of units)
North America	3.438	2.987	+	15%
Western Europe	3.391	3.537	-	4%

Sales
External Production
North America	$3,462	$2,958	+	17%
Europe	2,167	1,901	+	14%
Rest of World	386	247	+	56%
Complete Vehicle Assembly	625	608	+	3%
Tooling, Engineering and Other	611	725	-	16%
Total Sales	$7,251	$6,439	+	13%

External Production Sales - North America

External production sales in North America increased 17% or $0.5 billion to $3.5 billion for the fourth quarter of 2011 compared to $3.0 billion for the fourth quarter of 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the fourth quarter of 2010, including the:

•                  Chrysler 300/300C and Dodge Charger;

•                  BMW X3;

•                  Volkswagen Passat; and

•                  Dodge Durango;

•                  higher production volumes on certain existing programs;

•                  growth in sales for non-traditional markets;

•                  acquisitions completed during or subsequent to the fourth quarter of 2010;

•                  an increase in content on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the fourth quarter of 2010, including the Chevrolet HHR;

•                  a decrease in content on certain programs, including the Jeep Wrangler;

•                  a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the fourth quarter of 2010.

External Production Sales - Europe

External production sales in Europe increased 14% or $0.3 billion to $2.2 billion for the fourth quarter of 2011 compared to $1.9 billion for the fourth quarter of 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the fourth quarter of 2010, including the:

•                  Range Rover Evoque;

•                  Mercedes-Benz SLK;

•                  Audi A6; and

•                  Mercedes-Benz C-Class Coupe;

•                  growth in sales for non-traditional markets;

•                  acquisitions completed during or subsequent to the fourth quarter of 2010; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011;

•                  a reduction in reported U.S. dollar sales as a result of the weakening of the euro and Polish zloty against the U.S. dollar; and

•                  net customer price concessions subsequent to the fourth quarter of 2010.

External Production Sales — Rest of World

External production sales in Rest of World increased 56% or $139 million to $386 million for the fourth quarter of 2011 compared to $247 million for the fourth quarter of 2010. The increase in production sales is primarily as a result of:

•                  acquisitions completed during or subsequent to the fourth quarter of 2010, which added sales of $99 million, including Resil and Pabsa; and

•                  the launch of new programs during or subsequent to the fourth quarter of 2010, in China and Brazil.

Complete Vehicle Assembly Sales

	For the three months ended December 31,
	2011	2010	Change

Complete Vehicle Assembly Sales	$625	$608	+	3%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class and Aston Martin Rapide	29,878	25,167	+	19%

Complete vehicle assembly sales increased 3% or $17 million to $625 million for the fourth quarter of 2011 compared to $608 million for the fourth quarter of 2010 while assembly volumes increased 19% or 4,711 units.

The increase in complete vehicle assembly sales is primarily as a result of an increase in assembly volumes for the MINI Countryman and Mercedes-Benz G-Class.

This factor was partially offset by:

•                  a decrease in assembly volumes for the Peugeot RCZ and Aston Martin Rapide; and

•                  a reduction in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 16% or $114 million to $611 million for the fourth quarter of 2011 compared to $725 million for the fourth quarter of 2010.

In the fourth quarter of 2011 the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  Chery A6 Coupe;

•                  Peugeot RCZ;

•                  Audi A1;

•                  Mercedes-Benz SLS;

•                  BMW 6-Series; and

•                  Opel Calibra.

In the fourth quarter of 2010 the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Volkswagen Touareg;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  Audi A8; and

•                  Porsche Panamera.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Segment Analysis

	For the three months ended December 31,
	External Sales			Adjusted EBIT
	2011	2010	Change	2011	2010	Change

North America	$3,650	$3,214	$436	$335	$274	$61
Europe	3,165	2,942	223	(3)	20	(23)
Rest of World	425	274	151	14	14	—
Corporate and Other	11	9	2	(25)	(57)	32
Total reportable segments	$7,251	$6,439	$812	$321	$251	$70

Excluded from Adjusted EBIT for the fourth quarters of 2011 and 2010 were the following other expense (income) items, which have been discussed in the “Other Expense, net” section.

	For the three months ended December 31,
	2011	2010
North America
Impairment charges	$7	$7
Insurance proceeds	(15)	—
Restructuring charges	—	8
	(8)	15
Europe
Impairment charges	14	16
Loss on disposal of facility	16	—
Customer bankruptcy	11	—
	41	16

	$33	$31

North America

Adjusted EBIT in North America increased $61 million to $335 million for the fourth quarter of 2011 compared to $274 million for the fourth quarter of 2010 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities;

•                  productivity and efficiency improvements at certain facilities;

•                  lower warranty costs of $5 million;

•                  a reduction in affiliation fees paid to Corporate;

•                  declining commodity costs;

•                  higher equity income;

•                  lower restructuring and downsizing costs; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  higher employee profit sharing;

•                  gain on sale of investment in the fourth quarter of 2010;

•                  increased pre-operating costs incurred at new facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  a $6 million recovery, during the fourth quarter of 2010, of receivables previously provided for;

•                  costs related to acquisitions completed subsequent to the fourth quarter of 2010; and

•                  net customer price concessions subsequent to the fourth quarter of 2010.

Europe

Adjusted EBIT in Europe decreased $23 million to a loss of $3 million for the fourth quarter of 2011 compared to earnings of $20 million for the fourth quarter of 2010 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•                  an $18 million recovery, during the fourth quarter of 2010, of receivables previously provided for;

•                  higher restructuring and downsizing costs;

•                  increased pre-operating costs incurred at new facilities;

•                  higher warranty costs of $3 million;

•                  rising commodity costs; and

•                  net customer price concessions subsequent to the fourth quarter of 2010.

These factors were partially offset by:

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  the disposition of a non-strategic interior systems operation subsequent to the fourth quarter of 2010;

•                  margins earned on higher production sales;

•                  lower affiliation fees paid to Corporate;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

•                  improved pricing on certain programs.

Rest of World

Rest of World Adjusted EBIT was $14 million for the fourth quarter of 2011 and for the fourth quarter of 2010. Factors that increased Adjusted EBIT are:

•                  margins earned on higher production sales;

•                  higher equity income;

•                  incremental margin earned on new programs that launched during or subsequent to the fourth quarter of 2010; and

•                  lower warranty costs.

These factors were partially offset by:

•                  costs related to new facilities, in particular in South America and China;

•                  losses incurred in acquisitions completed subsequent to the fourth quarter of 2010;

•                  higher affiliation fees paid to Corporate: and

•                  net customer price concessions subsequent to the fourth quarter of 2010.

Corporate and Other

Corporate and Other Adjusted EBIT increased $32 million to a loss of $25 million for the fourth quarter of 2011 compared to a loss of $57 million for the fourth quarter of 2010 primarily as a result of:

•                  lower equity loss related to our E-Car partnership;

•                  a $4 million stock-based compensation charge in the fourth quarter of 2010 as a result of modifying option agreements with a departing executive and a related $9 million contract termination payment;

•                  reduced stock-based compensation; and

•                  loss on disposal of assets in the fourth quarter of 2010.

These factors were partially offset by:

•                  lower equity income; and

•                  a decrease in affiliation fees earned from our divisions.

FUTURE CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

During 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05 and ASU 2011-12, Comprehensive Income (Topic 220), requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. This new standard will be effective for us in the first quarter of 2012. The adoption of this ASU is not expected to have a material effect on our financial statements.

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. This new standard will be effective for us in the first quarter of 2012. The adoption of this ASU will not significantly affect our financial statements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 26 of our 2010 audited consolidated financial statements, which describes these claims.

In addition, in October 2011, we announced that we are cooperating with the U.S. Department of Justice (“DoJ”) with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DoJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary within our metalforming unit acted as Tier 1 supplier.

For a discussion of risk factors relating to legal and other claims against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: movement in light vehicle production levels, in North America, Europe and globally; implementation of improvement plans in our underperforming operations, particularly in Europe; our ability to successfully launch new facilities; diversification of sales by region, customer and vehicle segment; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2011	2010	2011	2010

Sales		$7,251	$6,439	$28,748	$23,465

Costs and expenses
Cost of goods sold		6,408	5,694	25,401	20,456
Depreciation and amortization		179	167	686	656
Selling, general and administrative	12	371	337	1,415	1,274
Interest income, net		(3)	(4)	(6)	(11)
Equity income, net		(28)	(10)	(121)	(132)
Other expense, net	2	33	31	156	25
Income from operations before income taxes		291	224	1,217	1,197
Income taxes	11	(20)	5	202	194
Net income		311	219	1,015	1,003
Net loss attributable to non-controlling interests		1	—	3	—
Net income attributable to Magna International Inc.		$312	$219	$1,018	$1,003

Earnings per Common Share:
Basic	3	$1.33	$0.91	$4.26	$4.36
Diluted	3	$1.32	$0.89	$4.20	$4.30

Cash dividends paid per Common Share		$0.25	$0.18	$1.00	$0.42

Average number of Common Shares outstanding during the period [in millions]:
Basic		234.5	241.1	239.3	230.0
Diluted		236.9	245.4	242.8	233.0

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2011	2010	2011	2010

Net income		$311	$219	$1,015	$1,003
Other comprehensive (loss) income, net of tax:	14
Net unrealized (loss) gain on translation of net investment in foreign operations		(61)	10	(171)	20
Net unrealized gain (loss) on available-for-sale investments		3	3	(6)	11
Net unrealized (loss) gain on cash flow hedges		(2)	15	(41)	80
Reclassifications of net loss (gain) on cash flow hedges to net income		6	(7)	(22)	(27)
Pension and post retirement benefits		(50)	(15)	(49)	(14)
Other comprehensive (loss) income		(104)	6	(289)	70

Comprehensive income		207	225	726	1,073
Comprehensive loss attributable to non-controlling interests		—	—	3	—
Comprehensive income attributable to Magna International Inc.		$207	$225	$729	$1,073

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2011	2010	2011	2010
Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$311	$219	$1,015	$1,003
Items not involving current cash flows	4	156	256	826	720
		467	475	1,841	1,723
Changes in non-cash operating assets and liabilities	4	295	427	(631)	155
Cash provided from operating activities		762	902	1,210	1,878

INVESTMENT ACTIVITIES
Fixed asset additions		(528)	(282)	(1,236)	(746)
Purchase of subsidiaries		(101)	(98)	(120)	(106)
Increase in investments and other assets		(56)	(56)	(196)	(149)
Deconsolidation of E-Car	2	—	—	—	(91)
Disposal of facilities	2	—	—	112	30
Proceeds from disposition		58	22	168	244
Cash used for investment activities		(627)	(414)	(1,272)	(818)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		44	(25)	150	(8)
Issues of debt		1	17	11	22
Repayments of debt		(2)	(5)	(24)	(71)
Settlement of stock options		—	(8)	(30)	(12)
Issue of Common Shares		1	37	59	48
Repurchase of Common Shares		(122)	(27)	(407)	(27)
Repurchase of Class B Shares	2	—	—	—	(300)
Contribution to subsidiaries by non-controlling interests		11	—	20	—
Dividends paid		(59)	(43)	(236)	(100)
Cash used for financing activities		(126)	(54)	(457)	(448)

Effect of exchange rate changes on cash and cash equivalents		(11)	3	(37)	(1)

Net (decrease) increase in cash and cash equivalents during the period		(2)	437	(556)	611
Cash and cash equivalents, beginning of period		1,327	1,444	1,881	1,270
Cash and cash equivalents, end of period		$1,325	$1,881	$1,325	$1,881

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		December 31,	December 31,
	Note	2011	2010

ASSETS
Current assets
Cash and cash equivalents	4	$1,325	$1,881
Accounts receivable		4,398	3,543
Inventories	6	2,045	1,822
Deferred tax assets		206	77
Prepaid expenses and other		172	162
		8,146	7,485

Investments	2,15	438	575
Fixed assets, net		4,236	3,742
Goodwill		1,196	1,194
Deferred tax assets		69	60
Other assets	7	594	618
		$14,679	$13,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$162	$20
Accounts payable		3,961	3,496
Accrued salaries and wages		525	456
Other accrued liabilities	8	1,002	891
Income taxes payable		5	55
Deferred tax liabilities		44	31
Long-term debt due within one year	9	25	19
		5,724	4,968

Long-term employee benefit liabilities	10	419	356
Long-term debt	9	46	47
Other long-term liabilities		207	185
Deferred tax liabilities		81	92
		6,477	5,648

Shareholders’ equity
Common Shares [issued: 233,317,792; December 31, 2010 — 242,564,616]		4,373	4,500
Contributed surplus		63	56
Retained earnings		3,317	2,715
Accumulated other comprehensive income	14	422	752
		8,175	8,023

Non-controlling interest		27	3
		8,202	8,026
		$14,679	$13,674

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Common Shares
		Stated	Contributed	Retained		Non- controlling	Total
	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
	[in millions]

Balance, December 31, 2010	242.6	$4,500	$56	$2,715	$752	$3	$8,026
Net income				1,018		(3)	1,015
Other comprehensive loss					(289)		(289)
Contribution to subsidiaries by non-controlling interests						20	20
Acquisition of subsidiaries						7	7
Shares issued (repurchased):
Exercise of stock options	1.4	69	(10)				59
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid [note 13]	(10.7)	(204)		(162)	(41)		(407)
Stock-based compensation expense			31				31
Settlement of stock options [note 12]			(8)	(16)			(24)
Dividends paid		2		(238)			(236)
Balance, December 31, 2011	233.3	$4,373	$63	$3,317	$422	$27	$8,202

	Common Shares
		Stated	Contributed	Retained		Non- controlling	Total
	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
	[in millions]

Balance, December 31, 2009	223.9	$3,779	$32	$2,803	$685	$—	$7,299
Net income				1,003			1,003
Other comprehensive income					70		70
Contribution to subsidiaries by non-controlling interests						3	3
Shares issued (repurchased):
Exercise of stock options	1.5	58	(10)				48
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid	(0.8)	(11)		(13)	(3)		(27)
Issued under the Arrangement [note 2]	18.0	666					666
Repurchase of Class B Shares [note 2]				(976)			(976)
Stock-based compensation expense			52				52
Settlement of stock options [note 12]			(12)				(12)
Dividends paid		2		(102)			(100)
Balance, December 31, 2010	242.6	$4,500	$56	$2,715	$752	$3	$8,026

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.                  SIGNIFICANT ACCOUNTING POLICIES

[a]  Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes included in the Company’s 2010 Annual Report and the unaudited interim consolidated financial statements and notes included in the Company’s first, second and third quarter reports to shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2011 and the results of operations, cash flows and changes in equity for the three-month periods and years ended December 31, 2011 and 2010.

[b]  Accounting Changes

Adoption of United States Generally Accepted Accounting Principles

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards [“IFRS”] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of Magna having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 52-107, ‘‘Accounting Principles and Auditing Standards’’.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, and (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, management determined that Magna would adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010.

Multiple-Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2009-13, “Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the current requirements. For Magna, this ASU is effective for revenue arrangements entered into or materially modified on or after January 1, 2011. This change did not have a material impact on the interim consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.                  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[c]  Future Accounting Policies

Comprehensive Income

During 2011, the FASB issued ASU 2011-05 and ASU 2011-12, Comprehensive Income (Topic 220), requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. This new standard will be effective for the Company in the first quarter of 2012. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements.

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. This new standard will be effective for the Company in the first quarter of 2012. The adoption of this ASU will not significantly affect the Company’s financial statements.

[d]  Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.                OTHER EXPENSE, NET

Other expense, net consists of significant items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

		Year ended
		December 31,
		2011	2010

Fourth Quarter
Impairments	[a]	$21	$23
Loss on disposal of facility	[b]	16	—
Insurance proceeds	[c]	(15)	—
Customer bankruptcy	[d]	11	—
Restructuring charges	[e]	—	8
		33	31
Third Quarter
Loss on disposal of facility	[b]	113	—
Settlement agreement	[f]	11	—
Gain on deconsolidation of E-Car	[g]	—	(16)
		124	(16)
Second Quarter
Gain on disposal of investment	[h]	(10)	—
Restructuring charges	[e]	—	24
		(10)	24
First Quarter
Write down of real estate	[i]	9	—
Gain on disposal of facility	[j]	—	(14)
		9	(14)
		$156	$25

[a]  Impairment charges

During the fourth quarter of 2011, the Company recorded long-lived asset impairment charges of $21 million; $14 million related to Europe and $7 million related to North America.

During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $7 million related to a die casting facility in Canada and $16 million related to an interiors systems facility in Germany.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET (CONTINUED)

[b]  Loss on disposal of facility

During the third quarter of 2011, the Company sold a non-strategic interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the arrangement [the “SPA”] the Company agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities.  The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal.  Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby the Company will reimburse the customer costs of $20 million.

Final settlement of the SPA has not yet occurred as the purchaser is contesting certain aspects of the closing date balance sheet.  Adjustments to the closing date balance sheet could impact the amount of cash funding to be provided to the purchaser by the Company and the Company’s loss on disposition.  During the fourth quarter of 2011, an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million.  Due to the complex nature of the negotiations, the ultimate settlement of the SPA could differ from the loss recognized by the Company at December 31, 2011 and such differences could be material.

[c]  Insurance proceeds

During the fourth quarter of 2011, the Company received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets net book value and the losses previously recognized and was recorded in income.

[d]  Customer bankruptcy

During the fourth quarter of 2011, the Company recorded an $11 million charge related to the insolvency of SAAB  .

[e]  Restructuring charges

During the fourth quarter of 2010, the Company recorded restructuring and rationalization costs of $8 million in related to the planned closure of a powertrain systems facility the United States.

During the second quarter of 2010, the Company recorded restructuring and rationalization costs of $24 million related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

[f]  Settlement agreement

On October 31, 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. The Company recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

[g]  Gain on deconsolidation of E-Car

As more fully described in note 4 of the Company’s 2010 audited consolidated financial statements, on August 31, 2010 the Company completed a court-approved plan of arrangement [the “Arrangement”] in which the Company’s dual-class share structure was collapsed. As part of the arrangement, the Company purchased for cancellation all outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares.

Under the terms of the Arrangement, the Company established the E-Car Systems partnership [“E-Car”] with the Stronach group, the controlling partner. Accordingly, on September 1, 2010, the Company no longer controls the partnership, and therefore, the Company’s interest in the partnership is accounted for using the equity method. As a result of deconsolidating E-Car, the Company showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010. In addition, the Company recorded its investment in E-Car at its fair value on August 31, 2010 and recognized a $16 million gain in income.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.                OTHER EXPENSE, NET (CONTINUED)

[h]  Gain on disposal of investment

On June 3, 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain on disposal.

[i]  Write down of real estate

During the first quarter of 2011, the Company determined that five corporate real estate assets were non-core and should be held for disposal. Independent appraisals were obtained for each excess property by the Corporate Governance and Compensation Committee of the Board and, since the appraised fair value range for these properties was less than their $52 million carrying value, we recorded a $9 million impairment charge in the first quarter of 2011. The Company subsequently sold two of the excess properties in North America to entities affiliated with Mr. Stronach for an aggregate sale price of $13 million. In addition, the Company sold a 50% interest in an excess corporate property in Europe to an entity affiliated with Mr. Stronach and the remaining 50% interest to an entity affiliated with the Company’s former Co-Chief Executive Officer, Siegfried Wolf, for an aggregate sale price of $18 million. Entities affiliated with Mr. Wolf also purchased two other excess corporate properties in Europe for an aggregate sale price of $12 million. These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

[j]  Gain on disposal of facility

During the first quarter of 2010, the Company sold its interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on disposal.

3.                                      EARNINGS PER SHARE

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$312	$219	$1,018	$1,003

Average number of Common Shares outstanding	234.5	241.1	239.3	230.0

Basic earnings per Common Share	$1.33	$0.91	$4.26	$4.36

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$312	$219	$1,018	$1,003

Average number of Common Shares outstanding	234.5	241.1	239.3	230.0
Adjustments
Stock options and restricted stock [a]	2.4	4.3	3.5	3.0
	236.9	245.4	242.8	233.0

Diluted earnings per Common Share	$1.32	$0.89	$4.20	$4.30

[a]         For the three months and year ended December 31, 2011, diluted earnings per Common Share exclude 2.9 million [2010 — 2.9 million] and 2.1 million [2010 — 3.9 million] Common Shares, respectively, issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]     Cash and cash equivalents:

	December 31,	December 31,
	2011	2010

Bank term deposits, bankers’ acceptances and government paper	$968	$1,565
Cash	357	316
	$1,325	$1,881

[b]     Items not involving current cash flows:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Depreciation and amortization	$179	$167	$686	$656
Other non-cash charges	30	57	230	129
Amortization of other assets included in cost of goods sold	24	14	80	67
Long-lived assets impairments [note 2]	21	23	21	23
Amortization of employee wage buydown	—	5	6	19
Fair value gain on deconsolidation [note 2]	—	—	—	(16)
Equity income	(28)	(10)	(121)	(132)
Deferred income taxes	(70)	—	(76)	(26)
	$156	$256	$826	$720

[c]      Changes in non-cash operating assets and liabilities:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Accounts receivable	$328	$535	$(909)	$(589)
Inventories	41	141	(282)	(164)
Income taxes receivable (payable)	28	15	(29)	212
Prepaid expenses and other	(28)	8	(49)	(9)
Accounts payable	(38)	(149)	475	550
Accrued salaries and wages	(4)	(47)	80	93
Other accrued liabilities	(33)	(76)	87	65
Deferred revenue	1	—	(4)	(3)
	$295	$427	$(631)	$155

5.              ACQUISITIONS

In December 2011, Magna invested $93 million to purchase ThyssenKrupp Automotive Systems do Brasil Ltda [“TKASB”], which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

The total consideration for this acquisition and certain other acquisitions was $157 million, consisting of $120 million paid in cash (net of cash acquired) and $37 million of assumed debt.

The net effect of the acquisitions on the Company’s 2011 consolidated balance sheet was an increase in non-cash working capital of $35 million, and increases in fixed assets of $95 million, goodwill of $29 million, future tax assets of $6 million, and non-controlling interest of $8 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

	December 31,	December 31,
	2011	2010

Raw materials and supplies	$800	$724
Work-in-process	229	202
Finished goods	253	226
Tooling and engineering	763	670
	$2,045	$1,822

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              OTHER ASSETS

Other assets consist of:

	December 31,	December 31,
	2011	2010

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$301	$309
Long-term receivables	176	129
Patents and licences, net	30	33
Other, net	87	147
	$594	$618

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2011	2010

Balance, beginning of period	$68	$75
Expense, net	10	10
Settlements	(9)	(4)
Foreign exchange and other	4	(2)
Balance, March 31	73	79
Expense, net	9	11
Settlements	(12)	(19)
Foreign exchange and other	3	(4)
Balance, June 30	73	67
Expense (income), net	17	(2)
Settlements	(5)	(4)
Foreign exchange and other	(5)	4
Balance, September 30	80	65
Expense, net	10	13
Settlements	(12)	(10)
Foreign exchange and other	(2)	—
Balance, December 31	$76	$68

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              LONG-TERM DEBT

On July 8, 2011, the Company entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaces a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

10.       EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Defined benefit pension plan and other	$2	$12	$13	$22
Termination and long service arrangements	4	8	25	25
Retirement medical benefits plan	(1)	1	—	1
	$5	$21	$38	$48

11.       INCOME TAXES

Accounting standards require that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

The Company had valuation allowances against all of its deferred tax assets in the United States. The U.S. valuation allowances were required based on historical losses and uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past two years, the Company’s United States operations have delivered sustained profits. Based on financial forecasts and the continued anticipated growth for the U.S. market, the Company released $78 million of the U.S. valuation allowances in the fourth quarter of 2011.  As at December 31, 2011, the Company has remaining U.S. valuation allowances of $80 million, relating to deferred tax assets with restrictions on their usability.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       STOCK-BASED COMPENSATION

[a]    Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2011			2010
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	11,142,450	34.22	3,362,116	7,150,544	34.26	4,988,544
Granted	—	—	—	5,050,000	30.00	—
Exercised	(1,079,779)	44.94	(1,079,779)	(408,924)	22.52	(408,924)
Cancelled	—	—	—	(51,000)	36.64	(51,000)
Vested	—	—	2,400,001	—	—	716,666
March 31	10,062,671	33.07	4,682,338	11,740,620	32.83	5,245,286
Granted	—	—	—	70,000	35.98	—
Exercised (ii)	(1,216,973)	25.72	(1,216,973)	(97,180)	25.86	(97,180)
Cancelled	(66,666)	30.00	—	(13,812)	43.72	(13,812)
Vested	—	—	72,000	—	—	2,000
June 30	8,779,032	34.11	3,537,365	11,699,628	32.89	5,136,294
Exercised (iii)	(426,501)	25.57	(426,501)	(53,968)	28.13	(53,968)
Cancelled (iv)	—	—	—	(243,000)	26.57	(243,000)
Vested	—	—	2,000	—	—	2,000
September 30	8,352,531	34.55	3,112,864	11,402,660	33.04	4,841,326
Granted	—	—	—	1,221,000	50.66	—
Exercised	(14,000)	26.03	(14,000)	(944,544)	40.63	(944,544)
Cancelled (iv)	(1,519,164)	48.42	(1,474,164)	(536,666)	35.36	(536,666)
Vested	—	—	394,000	—	—	2,000
December 31	6,819,367	31.48	2,018,700	11,142,450	34.22	3,362,116

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        During the second quarter of 2011, the Company’s Honorary Chairman and Founder, Mr. Stronach, exercised 1,083,333 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered. The aggregate in-the-money value of the options exercised was $21 million, of which $7 million was charged to contributed surplus and $14 million was charged to retained earnings.

(iii)    During the third quarter of 2011, 200,001 options were exercised on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $5 million were made to the stock option holder which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the TSX on the date of exercise and the aggregate Exercise Price of all such options surrendered. The aggregate in-the-money value of the options exercised was $3 million, of which $1 million was charged to contributed surplus and $2 million was charged to retained earnings.

(iv)      On November 8, 2010, options to acquire 386,666 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $8 million and was charged to contributed surplus.

On August 19, 2010, options to acquire 243,000 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       STOCK-BASED COMPENSATION (CONTINUED)

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Risk free interest rate	—	2.24%	—	2.26%
Expected dividend yield	—	2.00%	—	2.00%
Expected volatility	—	35%	—	35%
Expected time until exercise	—	4 years	—	4 years

Weighted average fair value of options granted or modified in period (Cdn$)	$—	$12.46	$—	$10.00

During 2010, option agreements with three departing employees were modified resulting in a charge to compensation expense in the third and fourth quarters of 2010 of $16 million and $4 million, respectively. This charge represents the fair value of the options at the date of modification net of originally measured compensation cost which has been reversed.

Compensation expense related to the incentive stock option plan recorded in selling, general and administrative expenses during the three months and year ended December 31, 2011 was $4 million [2010 - $10 million] and $21 million [2010 - $43 million], respectively.

[b]    Long-term retention program

Information about the Company’s long-term retention program is as follows [number of shares in table below are expressed in whole numbers]:

	December 31,
	2011	2010

Common Shares awarded and not released	1,026,304	1,182,736

Reduction in stated value of Common Shares	$34	$39

Unamortized compensation expense recorded as a reduction of shareholders’ equity	$5	$10

Compensation expense related to the long-term retention program recorded in selling, general and administrative expenses during the three months and year ended December 31, 2011 was $2 million [2010 - $2 million] and $10 million [2010 - $7 million], respectively.

13.       COMMON SHARES

[a]     On November 9, 2011, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 12 million Magna Common Shares [the “Bid”], representing 5.1% of the Company’s public float of Common Shares. The Bid commenced on November 11, 2011 and will terminate no later than November 10, 2012. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       COMMON SHARES (CONTINUED)

[b]     The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 23, 2012 were exercised or converted:

Common Shares	233,317,792
Stock options (i)	6,819,367
240,137,159

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

14.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2011	2010

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$759	$742
Net unrealized gain	235	20
Repurchase of shares under normal course issuer bid	(9)	—
Balance, March 31	985	762
Net unrealized gain (loss)	71	(298)
Balance, June 30	1,056	464
Net unrealized (loss) gain	(415)	288
Repurchase of shares under normal course issuer bid	(21)	—
Balance, September 30	620	752
Net unrealized (loss) gain	(62)	10
Repurchase of shares under normal course issuer bid	(11)	(3)
Balance, December 31	547	759

Accumulated net unrealized (loss) gain on cash flow hedges, net of tax (i)
Balance, beginning of period	40	(13)
Net unrealized gain	25	59
Reclassifications of net gain net income	(7)	—
Balance, March 31	58	46
Net unrealized gain (loss)	5	(24)
Reclassifications of net gain to net income	(11)	(16)
Balance, June 30	52	6
Net unrealized (loss) gain	(69)	30
Reclassifications of net gain to net income	(10)	(4)
Balance, September 30	(27)	32
Net unrealized gain	6	15
Reclassifications of net (loss) gain to net income	(2)	(7)
Balance, December 31	(23)	40

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	11	—
Net unrealized loss	(3)	—
Balance, March 31	8	—
Net unrealized loss	—	—
Balance, June 30	8	—
Net unrealized (loss) gain	(6)	8
Balance, September 30	2	8
Net unrealized gain	3	3
Balance, December 31	5	11

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

	2011	2010

Accumulated net unrealized loss on other long-term liabilities, net of tax (ii)
Balance, beginning of period	(58)	(44)
Net unrealized gain	1	1
Balance, March 31	(57)	(43)
Net unrealized loss	—	(1)
Balance, June 30	(57)	(44)
Net unrealized gain	—	1
Balance, September 30	(57)	(43)
Net unrealized loss	(50)	(15)
Balance, December 31	(107)	(58)

Total accumulated other comprehensive income	$422	$752

(i)          The amount of income tax benefit (obligation) that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2011	2010

Balance, beginning of period	$(15)	$2
Net unrealized gain	(8)	(14)
Reclassifications of net gain to net income	3	1
Balance, March 31	(20)	(11)
Net unrealized gain (loss)	(4)	10
Reclassifications of net gain to net income	3	4
Balance, June 30	(21)	3
Net unrealized (loss) gain	26	(13)
Reclassifications of net gain to net income	4	(1)
Balance, September 30	9	(11)
Net unrealized gain	4	(5)
Reclassifications of net (loss) gain to net income	(1)	1
Balance, December 31	$12	$(15)

(ii)      The amount of income tax benefit that has been netted in the accumulated net unrealized gain (loss) on other long-term liabilities is as follows:

	2011	2010

Balance, beginning of period	$1	$6
Net unrealized gain	1	—
Balance, March 31	2	6
Net unrealized loss	—	—
Balance, June 30	2	6
Net unrealized gain	—	—
Balance, September 30	2	6
Net unrealized loss	22	(5)
Balance, December 31	$24	$1

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $9 million [net of income tax benefit of $3 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS

[a]      The Company’s financial assets and financial liabilities consist of the following:

	December 31,	December 31,
	2011	2010

Held for trading
Cash and cash equivalents	$1,325	$1,881
Investment in asset-backed commercial paper	82	84
	$1,407	$1,965
Held to maturity investments
Severance investments	$5	$5

Available-for-sale
Equity investments	$12	$19

Loans and receivables
Accounts receivable	$4,398	$3,543
Long-term receivables included in other assets	176	129
	$4,574	$3,672
Other financial liabilities
Bank indebtedness	$162	$20
Long-term debt (including portion due within one year)	71	66
Accounts payable	3,961	3,496
	$4,194	$3,582
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$21	$58
Other assets	15	40
Other accrued liabilities	(31)	(17)
Other long-term liabilities	(38)	(13)
	(33)	68
Natural gas contracts
Other accrued liabilities	(6)	(6)
Other long-term liabilities	(3)	(5)
	(9)	(11)
	$(42)	$57

[b]      Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At December 31, 2011, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$125 million [2010 - Cdn$127 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [2010 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At December 31, 2011, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $12 million [2010 - $19 million], which was based on the closing share price of the investments on December 31, 2011.

Term debt

The Company’s term debt includes $25 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

[c]     Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widen considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three month period and year ended December 31, 2011, sales to the Company’s six largest customers represented 83% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d]     Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at December 31, 2011, the net foreign exchange exposure was not material.

[e]  Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[f]  Foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. However, as a result of hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates.

In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At December 31, 2011, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	259	766
euro amount	46	15

For U.S. dollars
Peso amount	5,861	48
Korean Won amount	22,816	—

For euros
U.S. amount	64	126
GBP amount	141	4
Czech Koruna amount	4,690	54
Polish Zlotys amount	217	25

Forward contracts mature at various dates through 2015. Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES

[a]      In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i]   In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2013, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]     During the fourth quarter of 2011, the Company announced that it is cooperating with the United States Department of Justice (“DOJ”) with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DOJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary within the Company’s Cosma International operating unit acted as Tier 1 tooling supplier. The Company’s policy is to comply with all applicable laws, including antitrust and competition laws, and it is fully cooperating with the DOJ.

[c]      In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest income, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes.

	Three months ended				Three months ended
	December 31, 2011				December 31, 2010
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,441	$1,347		$586	$1,292	$1,212		$638
United States	1,728	1,612		804	1,556	1,439		668
Mexico	740	691		477	605	563		371
Eliminations	(234)	—		—	(226)	—		—
	3,675	3,650	$335	1,867	3,227	3,214	$274	1,677

Europe
Euroland	2,554	2,510		1,012	2,467	2,419		970
Great Britain	264	262		53	212	212		58
Other European countries	437	393		537	338	311		490
Eliminations	(55)	—		—	(37)	—		—
	3,200	3,165	(3)	1,602	2,980	2,942	20	1,518
Rest of World	451	425	14	485	300	274	14	211
Corporate and Other (i)	(75)	11	(25)	282	(68)	9	(57)	336
Total reportable segments	7,251	7,251	321	4,236	6,439	6,439	251	3,742
Other expense, net			(33)				(31)
Interest income, net			3				4
	$7,251	$7,251	$291	4,236	$6,439	$6,439	$224	3,742
Current assets				8,146				7,485
Investments, goodwill, deferred tax assets, and other assets				2,297				2,447
Consolidated total assets				$14,679				$13,674

(i)         Corporate and Other includes equity loss of $13 million [2010 - $27 million] related to the Company’s proportionate share of the net loss in E-Car.

For the three months ended December 31, 2011, E-Car had sales of $30 million [2010 - $8 million], an Adjusted EBIT loss of $18 million [2010 - $36 million] and fixed assets of $77 million [2010 - $76 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

	Year ended				Year ended
	December 31, 2011				December 31, 2010
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$5,951	$5,552		$586	$5,122	$4,777		$638
United States	7,025	6,514		804	5,808	5,348		668
Mexico	2,902	2,698		477	2,346	2,189		371
Eliminations	(1,023)	—		—	(906)	—		—
	14,855	14,764	$1,373	1,867	12,370	12,314	$1,116	1,677

Europe
Euroland	10,122	9,956		1,012	8,338	8,185		970
Great Britain	913	909		53	813	813		58
Other European countries	1,707	1,564		537	1,271	1,170		490
Eliminations	(186)	—		—	(133)	—		—
	12,556	12,429	(22)	1,602	10,289	10,168	117	1,518
Rest of World	1,599	1,506	56	485	1,016	930	72	211
Corporate and Other (i)	(262)	49	(40)	282	(210)	53	(94)	336
Total reportable segments	28,748	28,748	1,367	4,236	23,465	23,465	1,211	3,742
Other expense, net			(156)				(25)
Interest income, net			6				11
	$28,748	$28,748	$1,217	4,236	$23,465	$23,465	$1,197	3,742
Current assets				8,146				7,485
Investments, goodwill, deferred tax assets and other assets				2,297				2,447
Consolidated total assets				$14,679				$13,674

(i)          Corporate and Other includes equity loss of $66 million [2010 - $30 million] related to the Company’s proportionate share of the net loss in E-Car. For the year ended December 31, 2010, Corporate and Other also includes sales of $8 million and an Adjusted EBIT loss of $50 million related to E-Car prior to the deconsolidation of E-Car under the Arrangement [note 2].

For the year ended December 31, 2011, E-Car had sales of $92 million [2010 - $20 million], an Adjusted EBIT loss of $91 million [2010 - $89 million] and fixed assets of $77 million [2010 - $76 million].

18.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.